SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of April 2004

Commission File Number: 000-30348

ECTEL LTD.

(Translation of Registrant`s Name into English)

43 Hasivim Street

Petach Tikva 49133

ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934:

Yes [  ] No [X]

If  "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-N/A

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The press release attached as Exhibit 10.1 to this Report on Form 6-K are hereby incorporated by reference into: (i) the Registrant`s Registration Statement on Form F-3, Registration No. 333-83736; and (ii) the Registrant`s Registration Statement on Form S-8, Registration No. 333-12256.

CONTENTS

This report on Form 6-K of the registrant consists of the following document which is attached as Exhibit 10.1 hereto and incorporated by reference herein:

Press Release: ECtel to focus on Telecom: Completes sale of Government Surveillance

Business to Verint, Dated March 31, 2004

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ECTEL LTD.
(Registrant)

By: /s/ Avi Goldstein

Avi Goldstein,
Senior Vice President and

Chief Financial Officer

Dated:  April 1, 2004

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EXHIBIT INDEX

Exhibit No. Exhibit

10.1                                                            Press Release: ECtel to focus on Telecom: Completes sale of Government

                                     Surveillance Business to Verint, Dated March 31, 2004

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Exhibit 10.1

FOR IMMEDIATE RELEASE

ECTEL TO FOCUS ON TELECOM: COMPLETES SALE OF
GOVERNMENT SURVEILLANCE BUSINESS TO VERINT

Petah Tikva, Israel - March 31, 2004 - Pursuant to the definitive agreement announced on February 9, 2004, ECtel Ltd. (NASDAQ: ECTX) today announced that it has closed the sale of its Government Surveillance business to Verint Systems Inc. (NASDAQ: VRNT) for approximately $35 million in cash.

"This agreement is the first of a number of moves that will be taken during the next few months to refocus and rebuild our core telecom business," said Mr. Eitan Naor, President and CEO of ECtel. "With an extensive installed base of premier carriers, a talented and experienced team, superb product suite and a strong cash position, we are well-positioned and confident regarding our ability to successfully reorganize and focus on our telecom capabilities."

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ECtel Ltd.

ECtel is a leading global provider of cutting-edge Monitoring and Revenue Assurance solutions for converged telecommunications networks. Based on proprietary state-of-the-art hardware and software technologies, ECtel's cost-effective systems are used by telecommunications operators for Fraud Prevention, Revenue Assurance and Quality of Service. ECtel Ltd. is traded on NASDAQ under the symbol ECTX.  For additional information, visit the ECtel web site at http://www.ectel.com.

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Certain statements contained in this release contain forward-looking information with respect to plans, projections or future performance of the Company, the occurrence of which involves certain risks and uncertainties, including, but not limited to, the ability of the Company`s new management to formulate and implement a recovery plan and strategic moves, the slow down in expenditures by telecom operators the unpredictability of the telecom market, product and market acceptance risks, the impact of competitive pricing, product development, fluctuations in quarterly and annual results of operations, dependence on several large customers, commercialization and technological difficulties, risks related to our operations in Israel, and other risks detailed in the Company's annual report on Form 20-F and other filings with the Securities and Exchange Commission. ECtel undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Contacts:

ECtel Ltd.       ECtel Ltd.

Avi Goldstein   Chris Denis

Senior Vice President and CFO   Investor Relations Coordinator

Tel:  +1-301-354-1113   Tel:  954-351-4492

Fax: +1-301-428-0505     Fax: 954-351-4430

Email: avig@ectel.com   Email: chrisd@ectel.com

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